ANNUAL INFORMATION FORM

Form 51-102F2 prescribed by National Instrument 51-102

CALEDONIA MINING CORPORATION (the "Company" or "Caledonia")

Corporate Name

March 29, 2013

Date of Annual Information Form

December 31, 2012

Date of Latest Financial Year End

This Annual Information Circular contains certain statements that are prospective and reflect management's expectations regarding the Company's future growth, results of operations, performance and business prospects and opportunities. All statements other than statements of historical fact are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such circumstances. Readers are cautioned not to place undue reliance on forward-looking information.

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TABLE OF CONTENTS

ITEM 1.	CORPORATE STRUCTURE	3
1.1	Name, address and incorporation	3
1.2	Inter-corporate Relationships	3
1.3	Transfer Agent and Registrar	3
ITEM 2.	GENERAL DEVELOPMENT OF THE BUSINESS	4
2.1	Three Year History	4
ITEM 3.	DESCRIPTION OF THE BUSINESS	4
3.1	General	4
ITEM 4.	MINERAL PROPERTIES AND PROJECTS	6
4.1	Blanket Mine, Zimbabwe	6
4.2	Nama Property, Zambia	13
ITEM 5.	RISK FACTORS	17
ITEM 6.	DIVIDENDS	20
ITEM 7.	CAPITAL STRUCTURE	21
7.1	Capital	21
ITEM 8.	MARKET FOR SECURITIES	21
8.1	Trading Price and Volume	21
ITEM 9.	DIRECTORS AND OFFICERS	22
9.1	Name, Occupation and Security Holdings of Directors and Officers	22
9.2	Cease Trade Orders, Bankruptcies, Penalties or Sanctions	23
ITEM 10.	PROMOTERS	24
ITEM 11.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	24
ITEM 12.	MATERIAL CONTRACTS	24
ITEM 13.	INTERESTS OF EXPERTS	25
13.1	Experts named	25
13.2	Interests of Experts	25
ITEM 14.	ADDITIONAL INFORMATION	25
14.1	Further Information	25
14.2	Forward Looking Statements	25
ITEM 15	AUDIT COMMITTEE INFORMATION	26
15.1	Audit Committee Charter	26
15.2	Audit Committee Composition	26
15.3	External Auditor Fees	26

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ITEM 1.         CORPORATE STRUCTURE

1.1	Name, address and incorporation

(1) The Company exists pursuant to the Canada Business Corporations Act.

(2) The Company has the following addresses:

Offices	Address
- Canadian Registered and Representational Office	Suite 1201 - 67 Yonge Street, Toronto, Ontario, Canada M5E 1J8
- Canadian Representational Office	1710 - 1177 W. Hastings Street, Vancouver, B.C., Canada, V6E 2L3
- African Administrative Office	P.O. Box 834, Saxonwold, 2132, South Africa. 24 Ninth Street, Lower Houghton, Johannesburg, 2198 South Africa

1.2	Inter-corporate Relationships

The Company has the following subsidiaries, all of which are wholly owned unless indicated:

Subsidiary Names	Incorporated

Blanket Mine (1983) (Private) Limited - 49% owned	Zimbabwe
Blanket (Barbados) Holdings Limited	Barbados
Caledonia Holdings (Africa) Limited	Barbados
Caledonia Holdings Zimbabwe (Private) Limited	Zimbabwe
Caledonia Kadola Limited	Zambia
Caledonia Mining Services Limited	Zimbabwe
Caledonia Mining (Zambia) Limited	Zambia
Caledonia Nama Limited	Zambia
Caledonia Western Limited	Zambia
Dunhill Enterprises Inc.	Panama
Eersteling Gold Mining Company Limited	South Africa
Fintona Investments (Proprietary) Limited	South Africa
Greenstone Management Services (Proprietary) Limited	South Africa
Maid O' the Mist (Proprietary) Limited	South Africa
Mapochs Exploration (Proprietary) Ltd	South Africa

1.3	Transfer Agent and Registrar

Equity Financial Trust Company, 400 - 200 University Avenue,

Toronto, Ontario, Canada M5H 4H1

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ITEM 2.         GENERAL DEVELOPMENT OF THE BUSINESS

2.1	Three Year History

The Company is involved in mining and mineral exploration in Southern Africa. It owns and maintains on a "care and maintenance" basis the Eersteling Gold Mine in South Africa.

Effective April 1, 2006 the Company purchased 100% of the issued shares of the Zimbabwe incorporated Company Caledonia Holding Zimbabwe (Pvt) Ltd which held 100% of the shares in Blanket Mine (1983) (Pvt) Ltd. Caledonia became the owner and operator of the Blanket Gold Mine ("Blanket Mine") in Zimbabwe. The Company has expanded the production since it acquired the Blanket Mine. Total gold production in 2012 was 45,623 ounces, and in 2011 was 35,826 ounces, and in 2010 was 17,707 ounces. During January and February, 2013, production was 6,684 ounces - an annualized rate of 40,104 ounces.

On September 5, 2012 the agreements to give effect to the indigenisation of Blanket Limited became effective, see 3.1 (c) below.

The only products currently produced by the Company is gold and a small quantity of silver (+-13% of total production ounces) from the Blanket Mine.

The Company's mineral exploration activities have been focussed in northern South Africa, Zimbabwe, and Zambia

ITEM 3.         DESCRIPTION OF THE BUSINESS

3.1	General

(a)	Summary

The Company's business during the past three completed fiscal years - in the period commencing January 1, 2010 - has been focused primarily on the operation of the Blanket Mine in Zimbabwe and increasing its gold production and achieving the Indigenisation of the Blanket Mine as described in sub-clause 3.1(c) below. Reference is made to Clause 4.1 for details with respect to the Blanket Mine. The source of the Company's revenue in the past three completed fiscal years has been the proceeds from the sale of gold produced by Blanket Mine and minor silver and interest amounts.

The Company has during the past three completed fiscal years conducted exploration activities in Zimbabwe and Zambia. The Company's main exploration efforts have, other than gold exploration in the vicinity of the Blanket Mine in Zimbabwe, been focused on exploration of for copper and cobalt at the Company's "Nama" property in Zambia - discussed in more detail in Clause 4.2.

This document should be in conjunction with the Company's Management Discuss and Analysis Documents which can be found on under the Investors section on Caledonia's website http://www.caledoniamining.com.

(b)	General Comments

Caledonia's activities are focussed in Southern Africa. Generally, in the gold mining industry and exploration in Southern Africa, the work is not seasonal, except where heavy seasonal rainfall can affect surface mining or exploration. Production operations at Blanket Mine are not seasonal, but exploration activities at Nama are.

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Caledonia is not dependent, to any material extent, on patents, specialized equipment, or new manufacturing processes. The Company's exploration and production operations are dependent on the Company obtaining and maintaining all of required permits, licences and authorizations.

All mining and exploration activities are conducted under the various Economic, Mining, and Environmental and Licencing Regulations of the country where such operations are being carried out. It is always Caledonia's objective that these regulations be complied with or are exceeded by the Company to satisfy the Company's best practices and to avoid any risks of environmental damage and/or of its activities being suspended.

Over the past three years, the gold market has been operating in an upward cycle. Blanket Mine's profitability is dependent on the international price of gold - which varies from time to time. Caledonia is not dependent on any key contracts which could materially affect the business, but is dependent on Blanket's ability to sell and receive the proceeds of gold sales and remit management fees and dividends to Caledonia.

The Reserve Bank of Zimbabwe has failed to redeem the Gold Bonds which were issued to Blanket Limited in 2009 due to non-payment for gold previously sold by Blanket Mine in 2008 - and also failed to give any reliable verification of when they would be paid. As a result of this failure, during 2010, Caledonia wrote off the Bonds to $nil value in the books of account. The Principal and accrued interest of the Bonds as at December 31, 2012 was US$ 4,002,236.

(c)	Indigenization of Blanket

In 2008 the Zimbabwean parliament passed the Indigenisation and Economic Empowerment Act 2007 ("Act") that stipulated that 51% ownership of all companies had to reside in the hands of Indigenous Zimbabwean citizens.

On February 20, 2012 Caledonia announced it had signed a Memorandum of Understanding ("MoU") with the Minister of Youth, Development, Indigenisation and Empowerment of the Government of Zimbabwe pursuant to which Caledonia agreed that indigenous Zimbabweans would acquire an effective 51% ownership interest in the Blanket Mine for a paid transactional value of US$30.09 million.

Pursuant to the above, Caledonia entered into agreements with each of the following Indigenous Shareholders to allow them to subscribe for 51% ownership interest in Blanket as follows:

•	A 16% interest was sold to the National Indigenisation and Economic Empowerment Fund (NIEEF) for US$11.74 million.
•	A 15% interest was sold to Fremiro, which is owned by Indigenous Zimbabweans, for US$11.01 million.
•	A 10% interest was sold to Blanket Employee Trust Services (Private) Limited (BETS) for the benefit of present and future managers and employees of Blanket for US$7.34 million. The shares in BETS are held by the Blanket Mine Employee Trust (Employee Trust) with Blanket's employees holding participation units in the Employee Trust.
•	A 10% interest was donated to the Gwanda Community Share Ownership Trust (Community Trust). Blanket undertook and paid a non-refundable donation of US$1 million to the Community Trust.

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Effective November 14, 2012 four Zimbabweans were appointed to the Board of Directors of Blanket - each representing one of the four entities to whom the 51% of the shares of Blanket were issued.

ITEM 4.         MINERAL PROPERTIES AND PROJECTS

4.1	Blanket Mine, Zimbabwe

	(a)	General description of mine and production operations

The Blanket Mine, which was discovered and recorded its first gold production in 1906. On April 1, 2006, the Company acquired effective ownership of Blanket which consists of underground mining and processing of several closely-spaced gold-bearing mineral deposits defining a mineralized trend of approximately 4.5 kilometres in extent. Major infrastructure consists of underground workings, a processing plant, a tailings dam and a village for the Mine's employees. Since the original start of the operations, the mine area has a reported production of in excess of 1,000,000 oz. of gold, at an average recovered grade of 4.79 g/t Au.

The Blanket Mine property is located in south western Zimbabwe approximately 140 km south of Bulawayo and 16 km northwest of the town of Gwanda. The property is held by mining claims covering approximately 2,883 hectares (approximately 7,125 acres). It is fully accessible by a public highway.

The Company previously published mineral reserve and mineral resource figures for the Blanket Mine in a report entitled "NI 43-101 Technical Report on the Blanket Mine, Zimbabwe" ("MSA Report") dated June 28, 2011, prepared by MSA Geoservices (Pty) Ltd. ("MSA"), a geological consulting company based in South Africa. MSA reviewed the reserve and resource calculation procedures for the Blanket Mine as at December 31, 2010. MSA's calculation figures are shown in the following table.

MINERAL RESERVES - December 31, 2010

Classification	Tonnes	Grade (Au g/t)	Gold Content-ounces
Proven Ore
Total Proven Ore including pillars*	1,326,000	4.02	171,400
Probable Ore
Operating and Development Areas	2,513,700	3.66	295,800
Total Proven + Probable Ore	3,839,800	3.78	467,200

Reserve estimate is based on a gold price of US$1,100/oz.

MINERAL RESOURCES

Classification	Tonnes	Grade (Au g/t)	Gold Content-ounces
Indicated	510,000	3.79	62,100
Inferred	2,408,000	5.27	**

Tonnages and ounces are rounded to the nearest 100 respectively

Resource estimate is based on a gold price of US$1,100/oz.

Note *         Pillar tonnages have been discounted by 50%

Note **       In keeping with the requirements of NI 43-101, Inferred Resources are reported without estimates of metal quantities

(i)	1 tonne = 1,000 kilograms = 2,204.6 pounds
(ii)	Some numbers may not add due to rounding
(iii)	1 ounce troy = 31.1035 grams

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Mr. Mike Robertson Pr. Sci. Nat., and Mr. Bruno Bvirakare Pr. Sci. Nat., both consultants with the MSA Group, are the "Independent Qualified Persons" for Blanket's reserves and resources as required by National Instrument 43-101 of the Canadian Securities Administrators.

Cautionary note to U.S. Investors concerning estimates of Inferred and Indicated Resources. The above table uses the terms "inferred resources" and "indicated resources." While these terms are recognized and required by Canadian regulations, the US Securities and Exchange Commission does not recognize them. They have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an Inferred or Indicated Mineral Resources will ever be upgraded to a higher category. Investors are cautioned not to assume that part or all of an inferred or indicated resource exists or is economically mineable.

The full MSA Report can be viewed on the Company's website - www.caledoniamining.com - or on SEDAR at www.sedar.com.

Since the calculation of the above December 31, 2010 figures the Company has mined 662,074 tonnes with an average recovered gold grade of 3.82 grams per tonne some of which has been from within the reserves and resource figures set out above. Management of Blanket Mine has concluded that on-going work and exploration on the property has resulted in the establishment of replacement reserves and resources. An updated calculation of Blanket's reserves and resources as at December 31, 2012 has been prepared by Blanket Mines' Technical staff following the standards and procedures required by NI43-101 of the Canadian Securities Administrators and the results are presented in the following table.

MINERAL RESERVES - December 31, 2012

Classification	Tonnes	Grade (Au g/t)	Gold Content-ounces
Proven Ore
Total Proven Ore including pillars *	1,767,000	3.93	223,000
Probable Ore
Operating and Development Areas	2,140,000	3.66	252,000
Total Proven + Probable Ore	3,907,000	3.78	475,000

Reserve estimate is based on a gold price of US$1,500/oz.

MINERAL RESOURCES

Classification	Tonnes	Grade (Au g/t)	Gold Content-ounces
Indicated	448,000	3.81	54,900
Inferred	2,290,000	5.30	**

Tonnages and ounces are rounded to the nearest 1000 and 100 respectively

Resource estimate is based on a gold price of US$1,500/oz.

Note * Pillar tonnages have been discounted by 50%

Note ** In keeping with the requirements of NI 43-101, Inferred Resources are reported without estimates of metal quantities

(i)	1 tonne = 1,000 kilograms = 2,204.6 pounds
(ii)	Some numbers may not add due to rounding

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Relative to the previous and independent estimate of reserves and resources as at December 2010, the Reserves have increased by 1.7% in terms of contained gold. Resources expressed in terms of tonnage have declined by 6.1% over the same period.

Dr. T. N. Pearton, BSc Eng. (Mining Geology), PhD (Geology), and Fellow of the Geological Society of South Africa is the "Qualified Person" and is responsible for and has reviewed the Blanket's 2012 reserves and resources as required by National Instrument 43-101 of the Canadian Securities Administrators.

The Blanket Mine exploits a fairly typical Achaean greenstone-hosted deposit situated on the northwest limb of the Gwanda Greenstone belt. Active mining at Blanket covers a 3 km span and includes the Jethro deposits in the south, through Blanket itself to the Feudal, AR South, AR Main, Sheet, Eroica and Lima deposits in the north.

Two main types of mineralization are recognized:

־	a disseminated sulphide replacement type, which comprises the bulk of the ore shoots
־	quartz veins that tend to have long strikes but are not uniformly mineralized.

Three types of mining methods are used at the Blanket Mine:

•	Underhand stoping in the narrow ore bodies
•	Shrinkage stoping where blocky sidewalls are evident
•	Long hole stoping in the wider ore bodies, using 15 meter sub-levels.

The various rock types at the Blanket Mine are generally very competent in strength and structural support such as rock bolts are only installed on rare occasions where weak rock conditions are encountered.

The Government of Zimbabwe has enacted regulations covering water and effluent disposal. Under these regulations two required permits have been issued to the Blanket Mine covering the sewage effluent and mill tailings disposals. The Mine has also implemented a pollution-monitoring control system around the tailings dams with the installation of a number of boreholes and piezometers, which are routinely monitored by an independent consulting company.

Pursuant to Zimbabwe's Mining General Regulations, certain closure obligations are required to be fulfilled and these are covered in a "Closure Plan" dated December 2012.

Current operational status

At December 31, 2012 Blanket Mine employed approximately 850 permanent employees and 71 contractors who work on various of its more specialised development projects. It has developed and continues to develop the necessary skills for both current and new employees that are required to operate the mine by its on-mine training programs. In the event that specialized skills are required and that are not immediately available in Zimbabwe then these are generally sourced from South Africa.

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Geological Setting

Like most of the gold mines in Zimbabwe, Blanket is situated in a typical greenstone terrain, the 70 km long by 15 km wide Gwanda Greenstone belt. This terrain comprises supra crustal metavolcanic rocks similar to those found in the Barberton area of South Africa and the Abitibi area of Canada. The Blanket property is the largest of the three remaining large gold producers, from a gold resource area that has given rise to no less than 268 gold mines.

Property Geology

Blanket is part of the group that makes up the North Western Mining camp also called the Sabiwa group of mines extending from Sabiwa and Jethro in the south, through Blanket itself to the Feudal, AR South, AR Main, Sheet, Eroica and Lima ore bodies.

The geological sequence strikes north-south, dips vertically and consists, from east to west, of a basal felsic unit which is not known to be mineralized. It is generally on this lithology type that the various mine tailings disposal sites have been located. Above this basal felsic unit is the ultramafic unit that includes the banded iron formations hosting the eastern 'dormant' cluster of mines and the ore bodies of the adjacent Vubachikwe mine complex. The active Blanket ore bodies are found on the next unit, the mafics and an andesitic unit which lies to the west, caps this whole stratigraphy. A regional dolerite sill cuts the entire sequence from Vubachikwe through Blanket to the Smiler prospect. Ore bodies at Blanket are epigenetic and are associated with a post metamorphic regionally developed deformation zone characterized by areas of high strain, wrapping around relatively undeformed remnants of the original basaltic lava flows. It is within the higher strain regime (highly sheared rocks) that the wider of the ore bodies are located.

Mining Operations

As a result of the completion of the No. 4 Shaft Expansion Project in late 2010, the underground mining areas can now produce up to 1,100 tonnes of ore daily using predominately long-hole open stoping methods. Blanket Mine now produces in excess of 40,000 ounces per year and is implementing a four year Expansion Program to progressively increase gold production to 76,000 ounces by the end of 2016.

Metallurgical Process

In terms of Blanket's 4 year Expansion Program the crushing and milling circuits will be expanded to handle 3,000 tonnes per day capacity by additions and improvements to them. Their throughput capacity is more than sufficient to handle the planned increases in mine production from the No. 4 Shaft Expansion Project, and will in future process any ore mined from the Subsidiary's Satellite properties - referred to below.

All run of mine ore ("ROM") is crushed underground to minus 150mm, hoisted to surface and crushed to minus 12mm in the surface 2-stage crushing circuit. This material is then currently fed into two 1.8m by 3.6m rod mills where it is milled down to approximately 70% passing 75 microns, after which the milled slurry is pumped through two 30 inch Knelson Gravity Gold Concentrators where approximately 49% of total mill gold production is recovered as 'gravity' gold. The Knelson Concentrator tails are pumped through cyclones whose underflow reports to the open-circuit regrind ball mill. The product from the Knelson tails cyclone overflow and the regrind mill discharge are pumped into a carbon-in-leach ("CIL") plant consisting of eight, 600 cubic metre leach tanks where alkaline-cyanide leaching and simultaneous absorption of dissolved gold onto granular activated carbon takes place. Elution of the gold from the loaded carbon and subsequent electro-winning are done on site. During electro winning the gold is deposited on steel wool cathodes, the loaded cathodes are acid-digested and the resultant gold solids from this acid digestion together with the re-dressed gold concentrate from Knelson Concentrators are smelted into Dore bars. The granular activated carbon is kiln regenerated before it is re-circulated back to the CIL section. The CIL plant has an overall design capacity of 3,800 tonnes of milled ore per day.

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The Dore bars are delivered, as required by Zimbabwean law, to the Zimbabwe Government-operated Fidelity Refiners in Harare for sampling and onward export to Rand Refineries in South Africa. Rand Refineries undertakes the final refining and buys the resultant gold with 99.90% of the proceeds being credited to Blanket's bank account in US dollars within 5 days of sale. Rand refinery also recovers a small amount of silver that is co-produced with the gold - which is also purchased by Rand Refinery.

Zimbabwe Exploration

Blanket's exploration and development activities in Zimbabwe are currently being conducted on the Blanket Mine mining areas and on the first 4 satellite mines [see (i) to (ii) on Page 11 below]. Blanket's exploration title holdings number 86 registered mining claims in the Gwanda Greenstone Belt, which are referred to as the "Satellite properties". These claims cover an area of about 2,500 hectares. Fifty four (54) of these blocks are registered as precious metal (gold) claims covering 497 hectares, and 31 blocks are registered as base metal (Cu, Ni, As) claims covering a total area of 2,085 hectares.

At Blanket Mine

The current Blanket Mine mining area has eight near-vertical ore shoots between Jethro and Lima shafts. An additional six ore shoots occur outside the above mining limits but are included within the producing claims area. The longer term future of Blanket Mine depends primarily on the remaining life (resources) of these 14 ore shoots. Exploration at Blanket is therefore focused on determining the continuity of these mineralized shoots to depth. Ore shoots AR Main, AR South, and Blanket Reef, which comprise the deepest areas of mining at Blanket, have been exposed down to 750 meters below surface. However, the ore shoots on neighboring Vubachikwe Mine have been mined down to 1,100 meters below surface, suggesting that Blanket has at least this potential to increase its resources.

The exploration for the downward continuation of the known mineralized shoots will be achieved by diamond drilling from specially excavated drill chambers situated in cross-drives some 250 metres from the 22 Level haulage (which is 750 m below surface) and also from the 18 Level Haulage (630m below surface). Crosscuts (side tunnels) on 18 Level have been completed and the crosscuts on the 22 Level Haulage are now being excavated to provide the required drilling platforms from which the ore bodies below the 22 Level can be drilled for resource evaluation purposes. Holes drilled from these chambers will target the mineralized shoots at various depths down to 350 metres below 22 Level.

To reduce the pressure of material movements on the 18 Level and 22 Level haulages, increased mining activity has taken place in the upper levels of the AR Main and AR South ore bodies where there are remnants from earlier mining activities and undeveloped zones of medium grade material which are economic to mine at prevailing gold prices. Approximately 1.6 kilometres of the 22 Level haulage has already been mined and equipped; on-going development (excavation) towards the north-west is expected to reach Lima and complete the remaining 1.4 kilometres distance to Lima Shaft by the end of 2014.

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No. 6 Winze Project

This project, which was recently approved by the new Blanket Board, will provide more rapid access to the Blanket ore body below 22 Level by deepening the existing No. 6 Winze. An existing Double Drum Winder is currently being upgraded and refurbished and will be installed in a new winder chamber to be excavated on 18 Level. The winze, from 120m above 22 Level, will be widened to accommodate the tipping station for the two x 3 tonne ore skips, and the shaft will then be sunk down to 1,080m with stations and main haulage levels being developed on 870m (26 Level) and 1,000m (30 Level) and with the skip loading station at 1060m. Ore and development waste will then be hoisted up the deepened No. 6 winze to 22 Level where it will be tipped into the No 4 shaft system for crushing and hoisting to surface via the No 4 Shaft. The capital cost of this project is estimated to be US $4.4 million, which will be funded from Blanket's internal cash flows.

Work on this project has commenced and it is expected that this project will be completed in late 2015. Once complete, management expects that production from the Blanket ore body below 22 Level will progressively increase to approximately 600 tonnes of ore per day. This production will be in addition to the continued target production from other areas of Blanket mine of 1,300 tonnes of ore per day from early 2015.

It is anticipated that the above drilling program will lead to a complete reassessment of Blanket's resource base and provide an opportunity to review the mine's production strategy, specifically in terms of further increases in production beyond 1,000 tonnes per day and the requirement for additional infrastructure to achieve such incremental production.

A target production rate of 76,000 oz. gold per annum in 2016 has been set as a goal to be achieved following the above exploration program, although the achievement of this goal will depend on the outcome of exploration and the prevailing investment climate in Zimbabwe.

Blanket's other exploration efforts are currently focused on the GG and Mascot Projects that are within trucking distance of the Blanket plant. The status of these properties is as follows:

(i)         GG Project

Drilling programs were carried out at GG during 2005/6. Seventeen diamond cored holes were drilled amounting to 4,751 metres of drilling. Two zones of potentially economic gold mineralization have been established down to a depth of approximately 200 meters each with a strike of approximately 150 metres. A prospect shaft is currently being sunk to a depth of 120 metres below shaft collar and underground development is planned for the 60m and 90m and 120m levels to expose the extent of the mineralization and to facilitate a more detailed evaluation, sampling and mine planning. It is intended to truck any payable material approximately 7 kilometres to the Blanket plant for processing.

Work commenced on sinking a shaft in the third quarter of 2012 and the shaft has now reached a depth of 90m against a target of 120 m. During shaft sinking operations, the shaft encountered a mineralized quartz shear with a near vertical orientation. As the shaft sinking extended below 40m, this quartz shear swelled and occupied the full width of the shaft. This zone of mineralisation has persisted down to 60m and on assay returned an average grade of 6.0g/t gold. The sulphide intensity of this mineralised shear exposed by the shaft between the 60m and 90m levels appear to have weakened but the shear structure remains intact. Underground diamond drilling will be undertaken to evaluate the mineralisation of this structure.

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Horizontal development has commenced on the 60m level, cubbies have been mined to allow for diamond drilling of the identified mineralised zones and three holes have been drilled, all of which made positive intersections. The excavation of the station at the 90m level has commenced and once completed the shaft will continue to be sunk to its targeted depth of 120m below shaft collar. Further diamond drilling is in progress to allow for a better understanding of the geometry of the identified zones. 3,000m of diamond drilling is planned from the 60m level.

Investment in the GG project to date has been US$626,000 which has been funded from Blanket's internal cash flows.

(ii)         Mascot, Penzance and Eagle Vulture (collectively the Mascot Project)

The Mascot Project Area comprises of three existing shafts (Mascot, Penzance and Eagle Vulture) extending down to depths of between 140 metres and 450 meters and other surface infrastructure, much of which is in need of extensive rehabilitation. Each of these shafts operated until the mid-1960's after which production ceased due to the increasing political difficulties at that time and the limitations of the technology that was then available. Blanket management believes that the application of modern exploration and processing techniques may allow some or all of these shafts to operate profitably on a sustainable basis. Priority has been given to the rehabilitation and installation of infrastructure at Mascot and Eagle Vulture shafts. Work at Penzance has been deferred pending completion of work and underground development at Eagle Vulture and Mascot.

Blanket carried out a geological assessment of these claims which was followed up by a diamond drilling program that established both the continuity of the mineralized shoots and the presence of mineralized blocks that were left behind by the early miners. Each of the above mines is located on a discrete shear zone which displays broadly similar characteristics as the Blanket ore shoots.

Mascot

Mascot was previously mined down to approximately 300 metres, exploiting an ore body which narrowed continuously with depth. The decrease in the extent of the mined out ore at depth is thought to have been the result of limitations on mining localised low ore grades and thereby not exposing the full extent of the mineralized zone. Drilling undertaken by Blanket has indicated the existence of two further mineralised zones, one on either side of the mined out area.

During the second quarter of 2012, following the installation of the ZESA electricity connection, surface infrastructure was installed (headgear, winder house and winder, electricity substation and reticulation, and a 1,000cfm compressor) and the shaft was re-accessed down to 120 metres and found to be in reasonably good condition.

During the third quarter of 2012 work focussed on re-equipping the shaft: rope guides were installed down to 120metres, the ladder-ways and all station platforms were installed and the installation of air, water and pump lines is 90% complete.

Underground development commenced in November 2012 simultaneously on 1 and 2 levels towards the two new mineralised zones which have been identified by surface drilling. 44m has been advanced from the shaft both east and west.

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Investment to date at Mascot has been U$$338,000, which has been funded from Blanket's internal cash flows.

Eagle Vulture

The Eagle Vulture mine was previously mined down to approximately 100 metres below surface and is the most developed property at the Mascot Project Area. It is a "pinch and swell" ore-zone structure characterized by a cherty quartz vein. This shaft has now been refurbished down to the shaft bottom and development work towards the ore-zone strike extremities commenced in the first quarter of 2012. The development plan at Eagle Vulture is to advance through waste material towards a mineralised zone that has been identified by surface drilling.

Investment to date at Eagle Vulture has been US$139,000, which has been funded from Blanket's internal cash flows.

4.2	Nama Property, Zambia

On May 1, 2008, an NI 43-101 compliant report was prepared on the Nama property - which is owned by the Company's wholly owned subsidiary Caledonia Nama Limited ("Nama"). The Report (the "Nama Report") was prepared for the Company by Applied Geology & Mining (Pty) Ltd. an independent geological consulting company based in South Africa and can be viewed on www.sedar.com or on the Company's website: www.caledoniamining.com. David Grant Pr.Sci. Nat., C.Geol, the author of the Nama Report was the Company's Qualified Person with respect to the information contained in the Report.

The Nama property lies on the north-western flank of the Zambian Copperbelt and has potential for high tonnage, lower-grade cobalt-copper-nickel mineralization. The property is located in the Solwezi District, of the North-Western Province of Zambia, adjoining the border of the Democratic Republic of Congo.

The area is underlain by strata of the Katanga Supergroup but paucity of outcrop and structural complexity has prevented accurate correlation of the stratigraphy intersected in the boreholes except that distinct mixtite units can be correlated with the lower Kundelungu Group. The mineralization occurs in a deep weathered profile and is probably caused by the oxidation of primary disseminated cobalt-copper-nickel sulphides combined with supergene redistribution and precipitation, especially in the near surface environment. This has produced both flat lying and inclined resource bodies of mineralization.

The Company started exploration in the area in 1994 and in the ensuing years acquired five Prospecting Licences and undertook an exploration program commencing with soil sampling supported by airborne geophysical surveys and concluded with a drilling campaign carried out in 1995 and 1996 - predominantly on the A, B, C and the D anomalous cobalt areas. The drilling amounted to 323 reverse circulation holes totaling 38,119 metres followed by five diamond drill holes totaling 1,445 m. This drilling is in addition to the historical work of 25 diamond drill holes drilled by Roan Selection Trust, Zamanglo and JCI in the Nama area and on the flank of the Konkola dome and 23 auger holes drilled by Roan Selection Trust.

Current Status of Licences

On September 17, 2008 Caledonia's Zambian subsidiary Caledonia Nama Limited was granted four contiguous 25 year Large Scale Mining Licenses replacing the previous Prospecting and Retention Licences held. They cover an area of approximately 800 square kilometers on the northern extension of the Zambian Copperbelt. They lie immediately northwest of the operating Konkola Copper mine and adjoin the large scale mining licence area of the Vale/African Rainbow Minerals joint venture where a new copper mine has recently been commissioned.

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The Zambian Development Agency has also granted Nama a 10 year investment license which provides for 10 years of income tax concessions, commencing effective April 1, 2008 which range from 100% exemption for the first 5 years, 50% exemption for years 6, 7 and 8 and 25% exemptions for years 9 and 10, together with Duty and VAT exemptions and deferrals on imported equipment and materials.

On September 24, 2012 Caledonia announced that, following discussions with the Zambian Mines Development Department (the "Department"), Caledonia must comply with certain conditions to continue to hold the Nama Licences. These conditions are:

•	Compliance with all the conditions of grant of the Large Scale Mining Licenses
•	An undertaking, in writing, to the Ministry of Mines, Energy and Water Development that Caledonia will remedy all non-compliant conditions of Grant
•	Commencement of cobalt production by 30th June 2013;
•	Submission of an updated copper sulphide ore resource and reserve statement and associated feasibility study and program of operations by 30th June, 2013;
•	Commencement of copper sulphide resource exploitation by 31st March 2015;
•	Submission of regular reports on progress of technical studies to treat cobalt ore which is not amendable to traditional processing methods

Further discussions have been held with the Department to clarify the precise terms of certain of these conditions. Caledonia intends to comply with these conditions and believes that its proposed course of action will do so.

Types of Mineralization at Nama

Cobalt Mineralization

Exploration activities have defined three main styles of mineralization in the Nama Licence area:

a)	"A-type" mineralization - Co and Cu attached to Fe and Mn oxides in friable decomposed rocks ;
b)	"CS-Type" mineralization - Co occurs with Fe oxides in sandstones/siltstones and associated surface ferricrete accumulations.
c)	"CD-Type" mineralization - Co occurs in ferricrete crusts - oxidized and leached rock capping over igneous dykes
d)	"D-Type" mineralization - Characterised by Co-enriched hematite and magnetite bodies which outcrop as massive deposits.

Although the existing "A-type" resource body, with its higher 'oxide' cobalt mineralization has often been regarded as belonging to the Ore Shale style of mineralization, it should be noted that its unusual stratigraphic position coupled with the associated iron and manganese enrichments make this a 'hybrid style' of mineralization. Metallurgical work on this Type A hybrid material has resulted in the development a metallurgical process route which will be implemented during the course of 2013. In view of the fact that Type A Co ores have not previously been exploited on the Copperbelt, the process plant will be build up in two phases with an eventual target monthly throughput rate of 60,000 tonnes so that refinements can be implemented as and when they are developed. Under the current economic conditions only the Type A deposits are considered to be economically viable.

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Ore Shale hosted Copper deposits

Mineralization of this type occurs within the Ore Shale of the Copperbelt rocks and is currently being exploited immediately to the east of the Nama license on the Konkola North (Lubambe) mining property. The Ore Shale is known from previous shallow drilling to extend into the Nama license for a distance of at least 4 km from its eastern boundary. The neighboring Nchanga and Lubambe Mines have both defined and are mining substantial copper resources on their properties. The exploration activities in 2011 at Nama resulted in the definition of two resource targets (being "Nama Copper" and "Kafwira") characterized as belonging to the Ore Shale-hosted style of copper mineralization

2011 Exploration program

Objectives

The Nama Copper Target area was identified as a priority target for typical Copper Belt Ore Shale primarily in view of its proximity to the neighboring Lubambe mine. The primary objective of the 2011 exploration program was to test for the presence of the Ore Shale in the target area by drilling five widely spaced vertical diamond core holes. A secondary objective was to establish the economic potential of this portion of the Ore Shale, a unit which is well mineralized on the adjacent mining properties of the Lubambe and Nchanga mines.

Work Done

Drilling commenced in March 2011 and a total of 5,352 metres was drilled over 8 months.

Ore Shale Results

All five boreholes intersected the Ore Shale, the intersection depths being between 300 m and 1,460 m. The Ore Shale intersected was considerably deeper than anticipated from the available data, owing to a major fold structure which caused the strata in the licence area to plunge some 600 metres deeper.

Typical Ore Shale intersected in these holes is finely laminated shale with minor ore minerals and partial oxidation along shears. Based on the low copper values intersected in the Ore Shale by the five drill holes, the Company's geologists have recommended against further drill testing of the deep Ore Shale along the fold structure in favor of shallower copper mineralization which is considered to be of greater economic interest.

In two boreholes copper mineralization was noted in a zone of alteration immediately above the Ore Shale. This zone of alteration (the "Alteration Zone") is quite distinct from the Ore Shale style of mineralization.

The Alteration Zone

A zone of pervasive alteration containing copper sulphides was first intersected in borehole NKC 03 at a depth of about 300 to 400 metres and about 600 metres above the Ore Shale. In all, a total thickness of 117 metres was erratically mineralized of which a more consistent zone of 56 metres was found to have a weighted average content of 0.48% copper. This copper mineralization appears to be unique in this area of the Zambian Copperbelt both in terms of the style and the age of the rocks affected. Although the grade is relatively low, the sheer volume of rock affected results in an overall copper content greater than most economic Ore Shale intersections. The size of the Alteration Zone together with the quantity of copper contained supports the conclusion that the Alteration Zone is a major copper-bearing system which has reacted with a large volume of rock and hence has the potential to be a substantial economic resource.

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Boreholes NKC 04 and 05 were drilled so as to intersect a shallower portion of the Ore Shale. Both holes intersected a zone of alteration immediately above the Ore Shale. These intersections of the Alteration Zone have similar characteristics to those observed in NKC 03, to the extent that they are regarded as being part of a widespread style of alteration. Although the weighted average grades are uniformly low, copper values as high as 6% Cu occur where the mineralization occurs in fracture vein filings. A distinctive feature of the Alteration Zone is that, unlike other copper mineralization in the region, this zone is not enriched in cobalt.

2012 Exploration Program

The Company conducted a program of drilling - and related work - that continued into 2013 on account of technical difficulties and the onset of the rainy season. It consisted of 21 holes drilled for a total of 10,903 meters. A zone of copper mineralization approximately 1300 metres on strike by 750 metres down dip was identified by the drilling. The mineralization is in the form of an alteration zone immediately above the well-known Ore Shale of the Copperbelt. The alteration zone is a bleached arkose and has a width of between 5 metres and 45 metres in which mineralization occurs as disseminated chalcopyrite.

The 2012 work program identified a breccia zone which has displaced a portion of the mineralised zone resulting in a partial loss of mineralised zone. In-fill drilling on the north-eastern and north-western limits of the target area also identified that the grade and thickness of the mineralised zone has decreased in those areas.

Percussion drilling will be undertaken on the identified zone in 2013 to improve resource definition close to surface. Caledonia expects to issue a NI 43-101 compliant copper resource and reserve statement by June 30, 2013 and a feasibility study, by the end of 2013, on the possible mining of near-surface oxide material.

Approximately 2,400m of diamond drilling will be carried out on additional zones of mineralisation that have been identified to the west and south of the mineralised zone and a further 5,000m of diamond drilling will be commenced on a broad copper geochemical anomaly which has been identified further to the west of the identified zone.

The budgeted cost of the 2013 exploration program, the preparation of the NI 43-101 and the feasibility study is approximately US$2.2 million, which will be funded from Caledonia's cash on hand.

Dr. Pearton, BSc Eng. (Mining Geology), PhD (Geology), and Fellow of the Geological Society of South Africa, is Caledonia's VP Exploration and a "Qualified Person" as defined by NI 43-101, is the Company's Qualified Person with respect to the Nama Property and consents to the Nama information in the form and context in which it appears on pages 13 to 16 inclusive.

4.4 Eersteling Gold Mining Company Limited ("EGMC")

The Eersteling Gold Mine, owned by EGMC, a wholly owned subsidiary of the Company, remains on care and maintenance. No additional impairment has been made against the carrying value as management believe the realisable value of the assets exceeds the carrying value recorded in the annual financial statements.

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ITEM 5.         RISK FACTORS

In addition to the other information in this Form the following risks should be considered:

(a)         Mineral Exploration and Development

The Company's properties are in the exploration stage and are without any known bodies of commercial ore with the exception of the Blanket Mine in Zimbabwe. Further development of the properties will only proceed upon obtaining satisfactory exploration results. Mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that even if a body of commercial ore is discovered underlying a property, a mine will be brought into commercial production. The feasibility of developing a mineral deposit, once discovered, is dependent on a number of factors, including the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices, metallurgical metal recoveries determined, operating cost estimations and government regulations.

The long-term profitability and sustainability of the Company's operations will be in part directly related to the cost and success of its exploration programs and the operating cash flows generated by the Blanket Mine, which may be affected by a number of factors which are beyond the control of the Company.

(b)         Operating Hazards and Risks

Mineral production and exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The operations which the Company conducts, or proposes to undertake, are and will be subject to all the hazards and risks normally incidental to exploration, development and production of resources, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage. Fires, power outages, labor disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labor are some of the risks involved in the operation of mines and the conduct of exploration programs. Although the Company has secured liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable, or the Company might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs or uninsured losses that could have a material adverse effect upon its financial condition.

(c)         Economics of Developing Mineral Properties

Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes to extract metal(s) from ore and to develop the mining, processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities or grades, metallurgical process recoveries of the metals of interest or the estimated operating costs of the mining venture are sufficient to justify development of the deposit, or that the funds required for development can be obtained on a timely and economically acceptable basis.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company's control and which cannot be predicted, such as metal price and market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. Depending on the price of minerals produced, the Company may determine that it is not commercially feasible to commence or continue commercial production.

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(d)         Environmental Factors and Regulations

All phases of the Company's operations will be subject to environmental and other regulations, pursuant to the laws and regulations of the countries in which they are located. Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors, senior management and employees. There is no assurance that future changes in environmental regulations, if any, will not adversely affect the Company's exploration programs or its operations. There is no assurance that regulatory and environmental approvals will be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or to preclude entirely the economic development of a property. Environmental hazards, which have been caused by previous or existing owners of the property, and which are unknown to the Company at present may exist on the property. However the Company's due diligence evaluation of such properties conducted prior to its involvement checks carefully for such environmental hazards so the chances of any major unknown hazards is considered low.

The exploration programs which are being carried on by the Company on its properties do not entail significant environmental risk and no separate amount is budgeted to comply with environmental requirements. Any remedial work related to exploration programs is completed during the work programs as part of such work. It is not possible to, at this time, calculate what, if any, costs might be incurred in subsequent years to comply with environmental regulations. In basic mineral exploration and production, complying with environmental regulations is carried out as part of the regular work and no special or separate efforts are required or undertaken. In its financial statements, the Company includes amounts estimated for known rehabilitation work required at its projects/operations.

Risks of environmental damage at the Blanket Mine are regularly assessed and programs are in place to ensure that environmental damage is not caused.

(e)         Additional Financing

The Company does currently have sufficient financial resources to undertake further planned exploration programs on its properties and, in particular, to undertake all of the work which it has announced it wishes to do. The Company has limited financial resources and there is no assurance that additional funding will be available to allow the Company to fulfill future plans as and when they are formulated. Failure to obtain additional financing could result in delay or indefinite postponement of further exploration.

(f)         Metal Prices

The Company's revenues are, and are expected to be, derived from the mining and sale of minerals from its properties or interests related thereto. The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company's control including international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumption patterns, speculative activities, levels of supply and demand, increased production due to new mine developments and improved mining and production methods, availability and costs of metal substitutes, metal stock levels maintained by producers and others and inventory carrying costs. The effect of these factors on the price of base and precious metals, and therefore the economic viability of the Company's operations cannot be accurately predicted. Blanket's gold operations in Zimbabwe have benefitted significantly in the last 3 years from higher US$ gold prices. These higher gold revenues have offset some significant operating cost increases and the strengthening of the South African Rand and Canadian dollar currencies.

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(g)         Competition and Agreements with Other Parties

The resource industry is intensively competitive in all of its phases, and the Company competes with many companies possessing far greater financial resources and technical facilities than it does. Competition could adversely affect the Company's ability to acquire suitable properties for exploration in the future.

(h)         Governmental Regulation

Exploration and development of the Company's properties will be affected to varying degrees by:

(i)	government regulations relating to such matters as environmental protection, health, safety and labor;
(ii)	mining laws;
(iii)	restrictions on production; price controls; tax increases;
(iv)	maintenance of claims;
(v)	tenure;
(vi)	expropriation of property; and
(vii)	the obtaining and maintaining of required permits and licences.

There is no assurance that future changes in such regulation, if any, will not adversely affect the Company's operations.

Government approvals and permits are required in connection with the exploration activities proposed for the various properties. To the extent such approvals are required and not obtained, the Company's planned exploration activities may be delayed, curtailed, or cancelled entirely.

Failure to comply with applicable laws, regulations and requirements may result in enforcement action against the Company, including orders calling for the curtailment or termination of operations on the Property, or calling for corrective or remedial measures requiring considerable capital investment. Parties engaged in mineral exploration and mining activities may be subject to civil and criminal liability as a result of failure to comply with applicable laws and regulations.

Amendments to current laws, regulations and permitting requirements affecting mineral exploration and mining activities could have a material adverse impact on the Company's operations and prospects.

It is not possible at this date, to calculate what, if any, separate costs might be incurred by the Company in subsequent years to comply with government regulations. Compliance with governmental regulations is included in the Company's regular performance of its work and the Company has no separate budget for, nor undertakes any separate or special efforts to, achieve regulation compliance.

(i)         Claims Titles and Indigenous laws

As the Company's properties and efforts are all in South Africa, Zimbabwe and Zambia, they are subject to the indigenization (Black Empowerment) laws of those countries. Zimbabwe's Indigenisation laws have been fully satisfied. The Company could, however, be forced to sell further shares of its local operating subsidiaries, or interests in the properties, to local indigenous citizens of, or the governments of, the countries in which the properties are located, if the applicable laws are changed.

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Other parties may dispute the Company's title to its properties and the properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected encumbrances or defects or government actions.

(j)         Management

The Company currently has sufficient experienced employees to carry out all of its announced current plans. Development of the Company will be dependent upon it having the funds necessary to, and being successful in, employing and retaining skilled executives or contractors/consultants. Hiring and retaining skilled executives, consultants, contractors and employees in Southern Africa is a significant problem at the present time.

(k)         Conflicts of Interest

There are no existing material conflicts of interest between the Company and any of its directors or officers. However, certain directors and officers of the Company are directors, officers and/or shareholders of other companies, including companies engaged in mineral exploration. To the extent that such other companies may be interested or participate in or be affected by opportunities or transactions involving the Company, these directors and officers of the Company may have conflicting interests in negotiating and settling terms of such transactions. Conflicts of interest affecting the directors and officers and senior management of the Company will be governed by the applicable laws. In the event that such a conflict of interest arises at a meeting of the Board of Directors of the Company, a director who has such a conflict must disclose the nature and extent of his interest and abstain from voting for or against matters concerning the venture. During 2011 there were no notified or identified conflicts of interest between the Company and its directors or senior management.

(l)         Foreign Currency risk

As Caledonia operates in an international environment, some of Caledonia's financial instruments and transactions are denominated in currencies other than the Canadian Dollar, mainly the South African Rand and the US$. The results of Caledonia's operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of Caledonia are reported in Canadian dollars in Caledonia's consolidated financial statements.

The fluctuation of the Canadian dollar in relation to other currencies will consequently have an impact upon the profitability of Caledonia and may also affect the carrying amount of Caledonia's assets and the amount of shareholders' equity.

Caledonia has certain financial assets and liabilities denominated in foreign currencies. Caledonia does not use any derivative instruments to reduce its foreign currency risks.

ITEM 6.         DIVIDENDS

There are no restrictions on the Company which would prevent it from paying dividends.

On January 25, 2013 the Company's Board of Directors declared a dividend of $0.005 (1/2 cent) Cdn. per share. The dividend was paid on February 22, 2013 to the shareholders of record as at February 8, 2013.

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Caledonia will continue to maintain its strong financial position so that it can implement its stated growth strategy and retain the flexibility to take advantage of any further opportunities that may arise without the need to raise third party finance. The Caledonia Board will assess further dividend payments at least annually in light of Caledonia's financial performance and financial resources at that time.

ITEM 7.         CAPITAL STRUCTURE

7.1         Capital

The authorized capital of the Company consists of an unlimited number of Preference Shares - none of which are issued - and an unlimited number of Voting Common Shares - of which 517,061,780, were issued as of 28 March, 2013. All of the Voting Common Shares have equal voting and other rights and restrictions and rank pari passu with each other.

During 2012 the Company issued a total of 13,912,500 shares pursuant to the exercise of share purchase options by eight option holders - all at an exercise price of $0.07 per share. The Company received proceeds from the exercise of the options totaling $973,875.

At a Special Meeting of the shareholders of the Company held January 24, 2013 the shareholders resolved to consolidate the Company's voting common shares on the basis of one post-consolidation voting common shares for every 10 pre-consolidation voting common shares. The consolidated shares will be called for trading on the various securities markets on which the Company's shares trade on April 12, 2013. Shareholders have been asked to submit the share certificates they hold representing non-consolidated shares to be exchanged for certificates representing consolidated shares.

ITEM 8.         MARKET FOR SECURITIES

8.1	Trading Price and Volume

The Common Shares of the Company are quoted for trading in the U.S. on the NASDAQ OTC (Over-the-Counter) Bulletin Board and, since October 2011, on the OTCQX, and on the AIM Market in London since June 27, 2005. The principal marketplace for the Company is the listing of the shares on the Toronto Stock Exchange. During the year January 1, 2012 - December 31, 2012 47,481,478 shares of the Company traded on the Toronto Stock Exchange at prices that ranged between a high of $0.135 and a low of $0.06 per share. On a monthly basis the 2012 trading details on the Toronto Stock Exchange are as follows:

Date	High	Low	Volume Traded
2012/12	0.105	0.090	1,760,124
2012/11	0.115	0.090	9,009,831
2012/10	0.100	0.085	5,373,259
2012/09	0.095	0.085	2,278,922
2012/08	0.110	0.075	5,564,568
2012/07	0.080	0.060	2,151,271
2012/06	0.085	0.065	2,000,175
2012/05	0.090	0.065	4,100,211
2012/04	0.095	0.070	3,017,818
2012/03	0.135	0.085	5,465,586
2012/02	0.125	0.110	2,500,590
2012/01	0.130	0.080	4,259,123

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ITEM 9.         DIRECTORS AND OFFICERS

9.1	Name, Occupation and Security Holdings of Directors and Officers

Name, Office Held and Municipality of Residence	Principal Occupations During Past Five Years	Positions held Since	Number of Shares Beneficially Owned, Controlled or Directed as of March 1, 2013
Stefan E. Hayden (3)(4)(5)(6)(7) President, Chief Executive Officer & Director Johannesburg, South Africa	President and Chief Executive Officer of the Company and Director of all the Company's subsidiary companies.	1997	10,380,000
James Johnstone (1)(6) Director Gibsons, British Columbia, Canada	Retired. Formerly Chief Operating Officer of the Company and Director of several of its subsidiary companies.	1997	100,000
F. Christopher Harvey, (1)(6) Director, Oakville, Ontario, Canada	Retired. Until 31 December 2005 employed as Technical Director and Secretary of the Company and Director of several of its subsidiary companies.	1993	1,103,300
Carl R. Jonsson,(2) (3) (4) (5) Chairman, Director & Secretary, Vancouver, British Columbia, Canada	Lawyer. Principal of Tupper, Jonsson & Yeadon, Lawyers, of Vancouver, Canada.	1992	559,469
Robert W Babensee (1)(2) Director, Toronto, Ontario, Canada	Retired Chartered Accountant. Formerly an assurance specialist in the Canadian accounting firm of BDO Canada LLP (retired December 31, 2004). Formerly the CFO of Golden China Resources, a company whose shares were listed on the TSX Venture Exchange.	2008	200,000
Steven Curtis (5)(7) VP Finance, Chief Financial Officer & Director, Johannesburg, South Africa	Financial Director Avery Dennison SA (Pty) Ltd. until March 2006. Since then, VP Finance, Chief Financial Officer and Director of the Company and Director of certain of its subsidiary companies.	2006	2,700,000
Richard Patricio(7) Director, Toronto, Ontario Canada	Solicitor	2012	Nil
Leigh Wilson(1)(7) Director, Rowayton, Connecticut, USA	Principal of Third Wave Associates, Chairman of the Victory Portfolios, and Director of Mutual Fund Directors Forum	2012	Nil
John Kelly(1)(7) Director, Pound Ridge, New York, USA	Chief Operating Officer of Liquidnet Holdings, Inc.	2012	Nil
Mark Learmonth(7) Vice-President, Business Development, Johannesburg, South Africa	Vice-President of the Company focused on investor and shareholder relations and corporate development	2008	920,000
Trevor Pearton(6) Vice-President Exploration Johannesburg, South Africa	Vice-President of the Company acting as Exploration Manager of the Company and its subsidiaries	2004	Nil

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The Directors and Officers, together, own 15,963,796 Voting Common Shares, being 3.1% of the issued Voting Common Shares.

Notes:

(1) Member of Audit Committee, (2) Member of Compensation Committee, (3) Member of Corporate Governance Committee, (4) Member of Nominating Committee, (5) Member of Disclosure Committee; (6) Member of Technical Committee; (7) Member of Strategic Planning Committee.

The information as to shares beneficially owned or controlled or directed, not being within the knowledge of the Company, has been furnished by the respective nominees individually.

The appointment of each of the Directors expires annually as of the date of the Annual Meeting of the Company's shareholders - which is normally held in May of each year.

9.2	Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of the Company's directors or senior officers have been the subject of any cease trade orders, bankruptcies, penalties or sanctions, nor have any companies of which they have been directors, senior officers or controlling shareholders been the subject of any cease trade orders, bankruptcies, penalties or sanctions, within the past 10 years - with the exception of Carl R. Jonsson who was a director and/or officer of three companies the shares of which were/are listed on the TSX Venture Exchange and its predecessor that were the subject of Cease Trade Orders issued by Provincial Securities Regulators having jurisdiction over them. In the case of each company Mr. Jonsson held the positions incidental to his acting as the Solicitor for the companies:

-	Director and Secretary, August 1987 - August 2003, of Global CT & T Telecommunications Ltd. Cease Trade Order was issued against it for failure to file and distribute financial statements - which has not been rescinded.

-	Director and Secretary of Global Net Entertainment Corp. Cease Trade Order was issued against it for failure to file and distribute financial statements - which was rescinded when the financial statements were filed.

-	Director until February 4, 2005 of TelcoPlus Enterprises Ltd. Cease Trade Order was issued against it for failure to file and distribute financial statements - which was rescinded when the financial statements were filed.

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ITEM 10.         PROMOTERS

The Company has not within the past three completed Financial Years or during the current year, had a person who is acting as a Promoter of the Company.

ITEM 11.         INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the Directors or Officers of the Company has any current - or within the last three completed Financial Years - any direct interest in any material transactions of the Company or its subsidiaries - other than as stated below and other than Share Purchase Option Agreements that have been granted to them - as detailed in Item 12 below - or with respect to the remuneration they received for their services to the Company.

During 2012 options were exercised by six of the Company's Directors and Officers as a result of which they bought a total of 12,462,500 shares at an exercise price of $0.07 per share - from which the Company received proceeds of $872,375.

During the year options held by three Directors as to 4,000,000 shares - exercisable at $0.07 per share, expired without being exercised.

Caledonia also had the following related party transactions:

(Amounts in $000)	2012	2011	2010
	$	$	$
Fees and allowances paid to a Corporation which provides the services to Caledonia of Stefan Hayden(1)	704	588	552
Rent for office premises paid to a company owned by members of the President's family	43	48	49
Legal fees paid to a law firm of which the Chairman is a Principal	95	97	58

(1) Caledonia has an agreement with Epicure Overseas S.A. ("Epicure"), for management services to be provided by Stefan Hayden, President and CEO. Caledonia is required to pay a base annual remuneration and an expense allowance, both adjusted for inflation, and bonuses, as set out in the agreement. In the event of a change of control of Caledonia, Epicure can terminate the agreement and receive a lump sum payment equal to 200% of the remuneration for the year in which the change occurs.

ITEM 12.         MATERIAL CONTRACTS

The Company and its Subsidiaries did not enter into any material contracts during the fiscal year January 1, 2012 - December 31, 2012 except:

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(a)	the contracts executed with respect to the Indigenization of the Blanket Mine - detailed in Item 3.1(c);

(b)	Option agreements dated September 10, 2012 were executed with 19 Directors and Officers of the Company, and Directors, Officers and employees of - and service providers to - subsidiaries of the Company. The options are all exercisable at and for $0.09 per share and expire September 10, 2017.

ITEM 13.         INTERESTS OF EXPERTS

13.1	Experts named

Julian Verbeek, B.Sc. Geology, an independent consultant, was the Qualified Person for the Rooipoort and resource calculations in the Table on page 16, as required by National Instrument 43-101 of the Canadian Securities Administrators.

Mr. David Grant, C.Geol, FGS, Pr.Sci.Nat., an independent consultant was the Qualified Person for the Nama Property in 2008 when he authored the Nama Report referred to on page 11.

Mike Robertson, Pr. Sci.Nat., and Bruno Bvirakre Pr.Sci.Nat., both consultants with the MSA Group, are the "Independent Qualified Persons" for Blanket's reserves and resources as required by National Instrument 43-1-1 of the Canadian Securities Administrators.

Dr. Pearton, BSc Eng. (Mining Geology), PhD (Geology), and Fellow of the Geological Society of South Africa, is Caledonia's VP Exploration and a "Qualified Person" as defined by NI 43-101, is currently the Company's Qualified Person with respect to the Blanket and Nama Properties.

13.2	Interests of Experts

The named experts have no personal interests in any of the Company's properties. Trevor Pearton is not independent as he is employed full-time by the Company as its Vice-President Exploration. He holds options to purchase 1,050,000 shares of the Company.

ITEM 14.         ADDITIONAL INFORMATION

14.1	Further Information

Further specific information may be found in the Company's December 31, 2012 Audited, Consolidated, Year-End Financial Statements and in its Annual MD & A. These documents may be viewed on SEDAR at http://www.sedar.com and on the Company's website at www.caledoniamining.com Additional information about the Company is also contained in the Information Circular issued by the Company for its most recent annual meeting of shareholders, including directors and officers remuneration and indebtedness, principal holders of the Company's securities, securities authorized for issuance under equity compensation plans. Information is also contained in the Company's 2012 U.S. Securities Commission Form 20F Annual Report which can be viewed on the SEC website at www.sec.gov.

14.2	Forward Looking Statements

This Annual Information Form contains certain forward-looking statements relating but not limited to the Company's expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intend", "estimate", "could", "should", "may" and "will" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

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Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

ITEM 15         AUDIT COMMITTEE INFORMATION

15.1	Audit Committee Charter

Attached as Schedule "A" is a copy of the Company's Audit Committee Charter - adopted November 9, 2006.

15.2	Audit Committee Composition

The Company's Audit Committee is comprised of directors Robert Babensee, James Johnstone, Christopher Harvey, Leigh Wilson and John Kelly. Some information with respect to them is given in Clause 10.1. They are all considered independent and are all considered to be financially literate. Messrs. Johnstone, Harvey, Wilson and Kelly are considered financially literate as a result of their decades of business experience. Mr. Babensee was a qualified and former practicing chartered accountant in Canada for in excess of 35 years and had experience in preparing, auditing, analyzing, and evaluating financial statements. All members of the Audit Committee, based on their professional education or experience have a good understanding of the accounting principles used by the Company to prepare its financial statements, the ability to assess the general application of such accounting principles in connection with the accounting for the estimates, accruals and reserves of the Company and a good understanding of internal controls and procedures for financial reporting.

15.3	External Auditor Fees

The fees charged by the Company's external independent auditor, BDO Canada LLP, Chartered Accountants for the last two completed fiscal years of the Company are as follows:

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Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2011	$261,772	Nil	Nil	Nil
December 31, 2012	$342,790	Nil	$1,500	Nil